Exhibit 3

NOMINEE AGREEMENT

This Nominee Agreement is made this 18th day of March, 2013 between Stilwell Value LLC ("Stilwell"), having its offices at 111 Broadway, 12th Floor, New York, NY 10006, and John P. O’Grady, an individual with offices at 30 Two Bridges Road, # 220, Fairfield, NJ 07004 ("Nominee").

WHEREAS, limited partnerships of which Stilwell is the general partner (“Stilwell Partnerships”) are the beneficial owners of shares of common stock ("Common Stock") of HopFed Bancorp, Inc. ("HFBC") and wish to nominate Nominee as an alternate nominee for election to the Board of Directors of HFBC (“Board”) at the 2013 annual meeting of shareholders;

WHEREAS, Nominee desires to be nominated by Stilwell Partners as an alternate nominee to sit as a director on the Board if the primary nominee withdraws for some reason or is unable to serve;

NOW THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.      Nominee agrees to have his name placed in nomination as an alternate nominee for election as a director of HFBC at the 2013 annual meeting of shareholders of HFBC, to fully cooperate with Stilwell Partners in connection with the nomination and proxy solicitation process, including, but not limited to, providing timely and accurate information and authorizations where required, to attend the 2013 HFBC annual meeting in person, to serve as a director of HFBC if elected and if the primary nominee withdraws for some reason or is unable to serve.

2.      Nominee will request that HFBC reimburse all of Nominee's actual out-of-pocket expenses incurred in connection with serving as a director on the HFBC board, including telephone, postage, and travel; provided that Stilwell shall reimburse such expenses to the extent that HFBC fails to do so.

STILWELL VALUE LLC

By	/s/ Joseph Stilwell
Joseph Stilwell, Managing Member

/s/ John P. O’Grady
John P. O’Grady